May 1, 2008

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Alanco Technologies, Inc.  - CIK 0000098618
         File #333-149485 - S-3 Registration Statement Amendment No. 2

Dear Mr. Shuman:

We filed Amendment No. 2 to our S-3 Registration Statement on April 21, 2008, under Accession #0000098618-08-000022. Per a telephone conversation with Katherine Wray on May 1, 2008, she advised that the SEC has no further comments regarding our registration statement.

We hereby acknowledge that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request acceleration of this S-3 Registration Statement to be effective on May 2, 2008, at 9:30 a.m. EST or as soon as possible thereafter.

Thank you for your assistance.

Very truly yours,

/s/ Adele L. Mackintosh
-----------------------

Adele L. Mackintosh
Corporate Secretary
480-505-4857